Ms. Erin Donahue

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Ms. Erin Donahue

February 22, 2023

Re:	Wireless Electrical Grid LAN, WiGL, Inc. Offering Statement on Post-Effective Amendment to Form 1-A Filed February 16, 2023 File No. 024-11732

Dear Ms. Donahue,

On behalf of Wireless Electrical Grid LAN, WiGL, Inc. (the “Company”), I hereby request qualification of the Company’s above referenced Offering Statement at 4:00pm Eastern Time, on Friday, February 25, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of
Wireless Electrical Grid LAN, WiGL Inc.

Cc: Andrew Stephenson, CrowdCheck Law LLP